COCA-COLA ENTERPRISES INC.                                       EXHIBIT 28
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CONTACT:        Laura Asman - Media Relations
		(770) 989-3023

		Margaret Carton - Investor Relations
	       (770) 989-3622

			    FOR IMMEDIATE RELEASE

COCA-COLA ENTERPRISES INC. COMPLETES THE PREVIOUSLY ANNOUNCED ACQUISITION OF BOTTLING OPERATIONS IN FRANCE AND BELGIUM


	ATLANTA, July 26, 1996 -- Coca-Cola Enterprises today announced that the Company has completed the previously announced acquisition of The Coca-Cola Company's bottling and canning operations in France and Belgium. The bottling operations in France and Belgium were acquired for a total transaction value of $915 million and include Coca-Cola Beverages S. A. (French bottler) and Coca-Cola Production S. A. (Dunkirk production facility) in France, and
S. A. Beverages Sales Holding N. V. in Belgium. In 1995, the French and Belgian operations distributed 252 million unit cases and generated proforma net operating revenues of approximately $1.2 billion. As previously announced, the acquisition is immediately additive to cashflow and is not expected to materially affect earnings per share in 1996.

       "We are pleased to have the first step in our planned international expansion completed," commented Summerfield K. Johnston, Jr., vice chairman and chief executive officer of Coca-Cola Enterprises. "The French and Belgian acquisition represents an important element in our strategy to enhance share-owner value through profitable international growth."

     Coca-Cola Enterprises Inc. (NYSE: CCE) is the world's largest bottler of liquid nonalcoholic refreshment, distributing approximately 57 percent of The Coca-Cola Company's United States bottle and can volume. Coca-Cola Enterprises is also the sole licensed bottler for products of The Coca-Cola Company in the Netherlands. Coca-Cola Enterprises currently has pending transactions to acquire NORA BEVERAGES INC. and bottling operations in the United States and Great Britain.

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